UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Akanda Corp. (the “Company”) held a Special Meeting of Shareholders (the “Meeting”) on August 29, 2025. There were 2,275,904 common shares to be voted, of which 294,856 were voted in person or by proxy. Such numbers do not take into account the Company’s recent 1:3.125 reverse stock split (the “Reverse Split”). The following matter was submitted to a vote of the Company’s shareholders at the Meeting, at which a quorum was present.

Proposal 1. A proposal to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out in the Information Circular relating to the Meeting, approving, in one or more amendments to the articles of the Company determined to be in the best interest of the Company by its Board of Directors and in accordance with the terms of the Share Exchange Agreement (as defined in the Information Circular), to:

(i)       create a class of special common shares (the “Class A Special Shares”);

(ii)       make certain amendments to the existing classes of shares to accommodate the rights associated with the Class A Special Shares;

(iii)       create a class of special common shares (the “Class B Special Shares”);

(iv)       make certain amendments to the existing classes of shares to accommodate the rights associated with the Class B Special Shares;

(v)       create a new class of “blank cheque” preferred shares without par value, issuable in series (the “Class A Preferred Shares”);

(vi)       make certain amendments to the existing classes of shares to accommodate the rights associated with the Class A Preferred Shares.

The results of the voting were as follows:

For	Against
287,856	7,417

As a result of the approval of Proposal 1, the Company intends to issue an aggregate of 144,930 Class A Special Shares (reflecting the Reverse Split) in accordance with the terms of the Share Exchange Agreement, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: August 29, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director